

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2017

Christian Homsy
Chief Executive Officer
Celyad S.A.
Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium

      Re: Celyad S.A.
          Registration Statement on Form F-3
          Filed August 31, 2017
          File No. 333-220285

Dear Dr. Homsy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed August 31, 2017

Selling Securityholders, page 28

1.   We note that you appear to be relying upon Rule 430B of the Securities Act of 1933 to omit certain information regarding selling securityholders from this registration statement. Please confirm that you satisfy all of the conditions of Rule 430B(b)(2) and revise this section, as applicable, to disclose the information required by Rule 430B(b)(2)(iii) of the Securities Act of 1933. For additional guidance, refer to Form F-3, General Instructions II.H.

<u>General</u>

2.   We note that you have a pending request for confidential treatment relating to exhibits filed with your August 31, 2017 Form 6-K. Please be advised that we will not be in a position to declare your registration statement effective while the confidential treatment request remains pending.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Laurie Burlingame, Esq. - Goodwin Procter LLP